

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

August 28, 2009

By Facsimile and U.S. Mail

Mr. Chris Trina
Chairman and Chief Executive Officer
2203 North Lois Avenue, Suite 704
Tampa, Florida 33607

> **RE:**   **Transfer Technology International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 18, 2009**
> **File No. 0-27131**

Dear Mr. Trina:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Growth Outlook, page 5

1.   Please explain to us and disclose if your Canker Kill product is subject to
        environmental approval from a government agency, such as the EPA. If so,
        please explain to us and disclose the status of the approval process to date. Please
        be detailed in your response.

2.   Please explain to us how you could have reasonably concluded you will have
        revenues of $4.5 million and operating profits of $1.5 million in 2010 given your
        current financial status. Please explain to us and disclose how the regulatory
        approval process for your products impacts your current financial projections.
        Please advise us, or revise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

Results of Operations, page 9

3.   Please explain to us and revise your MD&A discussion to address the liquidation
        of your business asset(s). Please explain to us and disclose the asset(s) that were
        sold and if a gain or loss resulted from the disposition of the asset(s), and their
        amounts. In this regard, we note that your consolidated statement of cash flows
        reflects proceeds from the sale of an asset totaling $150,000 in 2007.

Liquidity, page 10

4.   Please revise your discussion to identify any known trends that will result in or
        that are reasonably likely to result in your liquidity increasing or decreasing in
        any material way. In this regard, we note your discussion on page 9 that you will
        be a reseller of organic products. Please explain to us and disclose what impact
        this development will have on your liquidity. We also noted that your cash
        balance as of June 30, 2009 was $9,573. Explain to us in more detail your current
        plans for addressing your liquidity concerns.

Item 8. Financial Statements and Supplementary Data, page 12

5.   Please tell us why you believe you are not required to provide financial
        statements and related disclosures in conformity with the requirements for
        development stage enterprises. See paragraphs eight and nine of SFAS No. 7. If

you determine you are a development stage enterprise, we believe you should
revise the financial statements accordingly.

Consolidated Balance Sheet, page 15

6.   We read your disclosure on page 4 that during the first quarter of 2008 you
        acquired patents relating to two technologies. We further read your disclosure on
        page 41 that the rights were acquired from the SB Investment Trust in exchange
        for the issuance of 600,000 shares of common stock. In this regard, it does not
        appear the issuance of the 600,000 shares was reflected on your consolidated
        statements of stockholders' deficit. Similarly, we noted the acquired patent rights
        were not recorded on your consolidated balance sheets. Citing the relevant
        GAAP literature, explain to us how you accounted for the acquisition of these
        patents and issuance of the 600,000 common shares. Please advise us, or revise
        the financial statements.

Consolidated Statements of Operations, page 16

7.   Provide us your calculations of the weighted average outstanding shares for the
        years ended December 31, 2008, and 2007. In this regard, we note that there were
        approximately 6.2 million shares outstanding as of December 31, 2007.

Note 6a. - Convertible Notes Payable, page 25

8.   Please explain to us and disclose the conversion terms of your outstanding notes.

Note 8 – Stockholder's Deficit, page 27

9.   Please reconcile for us the number of shares issued in 2008 discussed in this
        footnote to your consolidated statements of stockholders' deficit. Furthermore,
        please disclose which shares were issued for debt conversion as opposed to
        compensation. Lastly, explain to us how you account for remaining beneficial
        interest upon debt conversion.

10.   Addressing the relevant accounting guidance, explain to us how you accounted
        for the 2007 and 2008 stock issuances or subscriptions. In this regard, we note
        the cash proceeds received in 2008 totaling $1,231,053 from your consolidated
        statements of cash flows resulting from various stock issuances or subscriptions.
        We also note the accounts entitled, "liability for stock to be issued" and
        "subscription receivable" on the face of the consolidated balance sheets.
        Distinguish for us the difference between these two account captions.

11.   In addition, explain to us why there was a range in fair values from par value to $0.25 per share in your valuation of the stock issuances even if the issuances are on the same day.

Item 9A. Controls and Procedures, page 36

12.   Please revise to include a statement as to whether or not your internal control over financial reporting is effective as of December 31, 2008. See Item 308(a)(3) of Regulation S-K.

Form 10-Q for the period ended June 30, 2009

Condensed Consolidated Balance Sheets, page 4

13.   Please label your June 30, 2009 condensed consolidated balance sheet as "unaudited".

Note 3 – Summary of Significant Accounting Policies, page 8

14.   We note you began recognizing revenues from the sale of your organic products. In this regard, please tell us and disclose your accounting policy for revenue recognition.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief